May 9, 2025

Kent Yee
Chief Financial Officer
DXP Enterprises Inc.
5301 Hollister
Houston, TX 77040

        Re: DXP Enterprises Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 000-21513
Dear Kent Yee:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Business Metrics, page 32

1. We note you include EBITDA, Adjusted EBITDA, and Free Cash Flow along with their respective margins within your table of key business metrics. When presenting non-GAAP measures, please present the most directly comparable GAAP
       measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation
       S-K and Question 102.10(a) of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please make similar revisions to your press releases furnished under Item 2.02 of Form 8-K when presenting your non-GAAP measures in the highlights section of your releases.
Notes to Consolidated Financial Statements
Note 19 - Revenue, page 76

2. Please tell us how you considered including disaggregated revenue by customer
 May 9, 2025
Page 2

       sector. In this regard, we note your disclosure on page 23 of the volatility and cyclical nature of your customers' industries, and discussion on page 35 of the relative increases to your annual results to be driven by industrial divisions and sectors. We further note discussion in your earnings call on March 7, 2025 on different margin levels for certain sectors, such as improved margins from your water and wastewater acquisitions. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 91. Please revise or advise accordingly.

Note 20 - Segment Reporting, page 77

3. Please disclose the significant segment expense categories and amounts that are regularly provided to your CODM for each of your reportable segments. Also disclose the total of other segment items that are included in the reported measures of segment profit or loss for your segments. Refer to ASC 280-10-50-26A and B.
4. Please reconcile your reportable segments' identifiable assets and other significant items of information disclosed to the corresponding consolidated amounts. Refer to
       ASC 280-10-50-30(c) and (d), and ASC 280-10-55-49.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services